Exhibit 14

Capital One Financial Corporation

Code of Business Conduct and Ethics

Capital One Public	Updated November 2009

Letter from Capital One’s

Chairman and CEO

Dear Associate

To be known as one of the most successful and trusted financial services companies in the world, we must continue to conduct ourselves—both as an organization and as individuals—according to the highest standards of honesty and fairness. Our core Values of Excellence and Do the Right Thing embody our commitment to ethical business practices and inspire our culture and the decisions we make each day.

Additionally, our Code of Business Conduct and Ethics outlines our responsibilities as associates. Each of us has a role to play in building and maintaining our world-class brand and reputation. By adhering to the Code, you are doing your part to reinforce our Values and ensure that Capital One is recognized for the highest standards, integrity and professionalism.

Our Code is more than just a guideline of “do’s and don’ts.” It provides practical information and resources that help us enhance our relationships with our customers, each other, and all of the people that support Capital One’s success.

Our commitment to living our Values and living up to exacting standards for integrity and professionalism is essential to building an enduringly great company. All of our stakeholders —our customers, communities, regulators and shareholders—expect nothing less. I ask for your continued commitment and support in fulfilling all of our ethical commitments and living our Values every day at Capital One.

Sincerely,

Richard D. Fairbank
Chairman and Chief Executive Officer
Capital One Financial Corporation

Capital One Public

¢  Code of Business Conduct and Ethics

Table of Contents

Resources Available to Assist You	1

I Understanding the Code of Conduct	3

II Managing Capital One’s Information	6

III Avoiding Conflicts of Interest	9

IV Conducting Our Business	13

V Working With Each Other	18

Capital One Public

¢  Code of Business Conduct and Ethics

Resources Available to Assist You

The Code of Business Conduct and Ethics describes broad principles governing Capital One and our associates’ conduct. It addresses key issues contained in Capital One’s other policies, such as conflicts of interest, corporate opportunities, confidentiality, fair dealing, protection and proper use of company assets, compliance with rules, laws, regulations and requirement to report illegal or unethical behavior. Additional information related to this policy, including Conflict of Interest Disclosure and Bank Bribery Act Compliance Procedures, can be found in the Policy section of One Place.

Additional Capital One Policies Referenced in the Code

Anti Money Laundering Policy

Corporate Security Policy

Human Resources Policy

Information Security Policy

Enterprise Business Continuity Management Policy

Securities Law Policy

Third Party Management Policy

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¢  Resources Available to Assist You

You must immediately report any suspected or potential violation of this Code, other Capital One policies or applicable laws or regulations. If you are ever unsure about what to do, contact your manager or one of the resources below.

Where to Get Help

EthicsLine—The EthicsLine is operated by an external company and is staffed 24 hours a day, seven days a week. Calls are anonymous and are not recorded.	•US: (866) 785-9735 (toll-free) •UK: 0808 234 7482 • NY/NJ/CT: (800) 406-0315 (toll-free)

Human Resources—Associate Relations	•U.S. (Associate Relations Center): (804) 284-6600 or (888) 376-8836, option 6 (toll-free)
•Europe (Ask HR Europe Helpdesk): 0800 952 6100

Corporate Security Services	•U.S./Europe: (804) 284-3030

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¢  Understanding the Code of Conduct

I Understanding the Code of Conduct

Our Commitment to the Code of Conduct

We are committed to the highest personal and professional standards.

This Code of Business Conduct and Ethics is a statement of Capital One’s commitment to meeting and exceeding the requirements of the laws and regulations that apply to it, and to maintaining its reputation for honesty, fair dealing and integrity. By working with Capital One, you are agreeing to uphold these commitments.

The Code does not alter the terms and conditions of your employment. It is intended to provide guidance to help you address a variety of situations. However, the Code cannot address every conceivable situation. The fact that an issue is not specifically addressed in the Code does not relieve you of your obligation to maintain the highest ethical standards under any and all circumstances.

Applicability

The Code applies to all employees, executives and members of the Board of Directors.

All directors, officers and associates, including those employed by Capital One’s subsidiaries in all businesses, countries and regions, must comply with the Code. If you engage or manage vendors, agents, contractors, consultants or temporary workers, please refer to the Third Party Management Policy.

Governance

The Board of Directors is responsible for approving the Code. The Benefits Committee shall have authority for overseeing and managing the Code, including providing guidance on the implementation and communication of the Code; ensuring consistency in application of the Code; providing advisory input to individual owners of policies referenced in the Code (at the policy owner’s discretion); and identifying and proposing material changes to the Code, subject to approval by the Board of Directors. Owners of individual policies referenced in the Code may, at their own discretion, bring issues to the Benefits Committee for advisory input. In all cases, the Board of Directors shall have sole authority to grant waivers to Directors or Executive Committee members as to issues under the Code. The Benefits Committee may identify and propose material changes to the Code, subject to the approval of the Board of Directors. The Chief HR Officer or their designee has authority to make non-material changes, with notice to the Benefits Committee, as appropriate.

Compliance

All associates must comply with this Code.

It is your responsibility to learn, understand and comply with all provisions of the Code. Ignorance of the Code is not an acceptable excuse for violating any of its provisions.

Capital One managers are responsible for ensuring that the individuals they supervise comply with the Code. If you have a question or do not understand something in the Code, ask your manager or contact Associate Relations (Ask HR Europe Helpdesk for UK Associates).

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¢  Understanding the Code of Conduct

Comply with other Capital One policies.

This Code should be read in conjunction with the other Capital One policies that apply to you. In some cases, the rules of another policy may be more restrictive than those outlined in the Code or vice versa. If so, you are expected to follow the more restrictive rule.

Comply with applicable laws and regulations.

You are responsible for knowing, acting in good faith under and complying with the laws and regulations that govern Capital One. If you have any doubt about whether your action or inaction could violate a law or regulation, ask your manager or contact Associate Relations (Ask HR Europe Helpdesk for UK associates). In some cases, local or foreign laws and regulations may set higher standards than the rules outlined in the Code, or vice versa. If so, you are expected to follow the highest applicable standard.

Use good judgment.

Capital One expects you to exercise good judgment and avoid engaging in any activities that might give even the appearance of impropriety or wrongdoing. Before you act, ask yourself the following questions:

•	Is this the right thing to do?

•	Is this legal?

•	Am I authorized to do this?

•	Is this prohibited by the Code and other applicable policies?

•	Would I want to see this reported in the news media?

If you have any doubt about the answers, stop and seek guidance from your manager or one of the resources listed on page 2.

Enforcement

Immediately report suspected or potential violations.

You must immediately report any suspected or potential violation of this Code, other Capital One policies or applicable laws or regulations. If you are ever unsure about what to do, ask your manager or use one of the resources listed on page 2.

Retaliation or failure to report retaliation is prohibited.

Capital One prohibits any retaliatory action against anyone who, in good faith, raises concerns or questions regarding this Code, other Capital One policies or applicable laws or regulations, including but not limited to concerns related to ethics, discrimination or harassment.

If you believe that you or someone else is being or has been retaliated against, you are obligated to report it to your manager or Associate Relations (Ask HR Europe Helpdesk for UK associates). Capital One takes claims of retaliation seriously. Allegations of retaliation will be investigated and appropriate action will be taken. Individuals who engage in retaliatory conduct will be subject to disciplinary action up to and including termination of employment.

Handle information sensitively.

You must handle all information related to the report of a suspected or potential violation sensitively and communicate it only to those with a business need to know. The only exception is if disclosure is required or deemed advisable in connection with any governmental investigation or report, in the interest of Capital One, or in its legal handling of the matter.

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¢  Understanding the Code of Conduct

Cooperate with investigations.

You must cooperate fully with any internal or external investigation of a suspected or potential violation. Failure to cooperate, making false statements or otherwise misleading internal or external investigators is grounds for disciplinary action up to and including termination of employment. Such behavior may also be a criminal act that can result in severe penalties.

Non-Compliance

Non-compliance may result in termination or civil and criminal penalties.

The Code is in place to outline associates’ responsibilities. Capital One will stop conduct that does not comply with the Code as soon as reasonably possible. Subject to law and existing agreements, noncompliance may result in disciplinary action, up to and including termination from employment. Violations of the Code may also be violations of the law and may result in civil and criminal penalties for you, your manager and Capital One.

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¢  Code of Business Conduct and Ethics

II Managing Capital One’s Information

Customer Information

Protect the privacy of all customer, consumer and associate information.

Each of us has a responsibility to protect the confidentiality of information that customers, consumers and associates entrust to us. If you do not have a legitimate business reason to access customer, consumer or associate information, do not seek to do so. If you have legitimate access, you must protect against the actual or potential unauthorized release or use of such information. Outside parties who are given access to this information are also responsible for protecting it. You should ensure outside parties are aware of and are bound to comply with this obligation.

Business and Financial Records

Ensure the integrity of Capital One’s public financial reports.

Capital One is committed to full, fair, accurate, timely and understandable disclosure in public reports and documents filed with or provided to regulatory authorities, stockholders and the public. Capital One’s financial statements and reports must be prepared in accordance with generally accepted accounting principles and fairly present, in all material respects, the financial condition and results of our operations. If you are involved in, or supervise the preparation of such reports, you must ensure they meet these requirements.

Handle all Capital One information and records properly.

You must help ensure that reporting of any and all business information (financial or otherwise) is accurate, complete and timely, regardless of its form (computerized, paper or otherwise). You must:

•	Accurately record items including, but not limited to, cash records, costs, sales, shipments, time sheets, vouchers, bills, payroll and benefits records, test data and regulatory data.

•	Follow all laws, external accounting requirements and internal procedures for reporting financial and other business information.

•	Never deliberately make a false or misleading entry in a report or record.

•	Never establish an unrecorded fund for any purpose.

•	Never alter or destroy Capital One records, except as authorized by established policies and procedures.

•	Never sell, purchase, transfer or dispose of Capital One assets without proper authorization and documentation.

•	Cooperate with our internal and external auditors, and never seek to improperly influence, coerce, manipulate or mislead them.

•	Never improperly use, divulge or transmit confidential company information.

Report hours worked accurately.

Capital One is committed to following all wage and hour rules and regulations including minimum wage, overtime and child labor laws. You are expected to devote the necessary time to your work and to make the best use of your time. If you are required to record your time, it must be recorded exactly as it occurred. You must never let a coworker complete your time record for you. To assure that all work performed for Capital One is compensated correctly, it is essential that, where required, all work time is reported and recorded accurately.

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¢  Managing Capital One’s Information

Confidential and Proprietary Information

Protect all nonpublic information.

All nonpublic information - including information that would be harmful to Capital One or our customers if released without authorization or that can be used by our competitors - can be used only for Capital One’s business purposes. It should only be shared with those who have a business need to know and cannot be shared with anyone outside of Capital One unless appropriate authorization is received.

If you are authorized to communicate confidential information on a selective basis to one or more individuals, you should make sure that they know the information is confidential and agree to treat the information as confidential. Following the Information Security Policy, take appropriate actions to safeguard the information you send. Depending on the circumstances, disclosure of confidential information to persons outside Capital One, including agents, may require specific contractual language addressing privacy, confidentiality and data security obligations.

Statements to the Public or Media

Refer requests for public comment to Corporate Affairs.

Refer all media inquiries promptly to Corporate Affairs. Do not communicate with the media or financial analysts, or respond to requests to speak at a public event, or write a work-related article, chapter or book, or provide any other form of public comment related to work, unless you receive approval in advance from Corporate Affairs. Only those individuals or other persons specifically authorized to make public disclosures about Capital One or its business may do so.

Intellectual Property Rights

Respect intellectual property rights.

As a condition of your employment with Capital One, you have agreed to assign to Capital One all of your rights, titles and interests in any Capital One intellectual property. Any intellectual property that you develop alone or with others during your employment that is directly or indirectly related to Capital One business belongs to Capital One. You must also respect the intellectual property rights of third parties. Also:

•	Do not bring to or use at Capital One any confidential information from your prior employers or other third parties.

•	Do not load unlicensed software on any Capital One computer.

•	Do not accept or use anyone else’s confidential information except as authorized under an agreement approved by the Legal Department.

•	Do not use or copy documents or materials that are copyrighted (including software, audio, video and Internet recordings) without the approval of the Legal Department.

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¢  Managing Capital One’s Information

Electronic Communications

Use equipment properly.

Use of Capital One computer and communication resources (such as telephones, PDAs, voice mail, e-mail, instant and text messaging, facsimiles, mobile phones, pagers, computer systems and networks) must be consistent with all other Capital One policies, including those regarding harassment, privacy, copyrights, trademarks, trade secrets, patents and other intellectual property. As permitted by law, these resources are subject to monitoring and you can have no expectation of privacy or confidentiality with respect to any communication, record, or data that is created, sent, received or stored on any Capital One system. Any use of these Capital One resources provides consent for any service provider to provide the Company with any communication, record or data made with the resources. You should use Capital One assets primarily for business purposes, and should not use such assets in a manner that is detrimental to Capital One. You may use Capital One assets for incidental personal use provided that Capital One policies and procedures are not violated in so doing, and that such use does not in any way interfere or jeopardize use of such assets, including your time, for business purposes. Any incidental personal use does not in any way diminish the fact that there can be no expectation of privacy or confidentiality.

Records Retention and Management

Comply with Legal Hold Orders.

When Capital One reasonably anticipates or is involved in litigation, the Legal Department issues a “Legal Hold Order” to suspend the destruction of documents and information that must be retained for litigation purposes. Capital One associates are obligated to read each monthly Legal Hold Order e-mail communication and to protect from destruction any documents or information subject to a Legal Hold Order. Failure to comply with a Legal Hold Order is not only unethical, it also violates Capital One’s legal obligation and may lead to serious financial sanctions and other negative court rulings.

Other Assets and Property

Use all Capital One assets properly.

All Capital One assets should never be used for any unlawful or unauthorized purpose. The use of Capital One funds for non-Capital One use is also prohibited. You must prevent damage, theft or misuse of Capital One assets and must return all Capital One assets in your possession when your employment is terminated.

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¢  Code of Business Conduct and Ethics

III Avoiding Conflicts of Interest

General Principles

Avoid even the appearance of impropriety.

You must avoid any activities, interests or relationships that might interfere with, or appear to interfere with, your ability to act in the best interest of Capital One or its customers. You cannot take personal advantage of your position or authority with Capital One or engage in conduct that is detrimental to Capital One’s interests or reputation in any way.

Various Capital One business units have specific policies regarding potential conflicts of interest. Executive officers are subject to additional requirements. You are responsible for knowing and complying with all policies that apply to you. Because it is impossible to describe every potential conflict, Capital One also relies on your commitment to exercise sound judgment, to seek advice when appropriate, and to adhere to the highest ethical standards as you conduct your personal and professional affairs.

For additional information on handling potential conflicts of interest, see the Conflict of Interest Disclosure Procedure.

Money Laundering and Contraband

Do not engage in money laundering or contraband activities.

Capital One will not condone, facilitate or support money laundering or contraband, and will help governments prevent illegal trade involving our products. Money laundering is the process by which individuals or entities try to conceal illicit funds or otherwise make the source of illicit funds appear legitimate. Contraband is the illegal trading of goods in violation of customs or tax laws. Involvement in such schemes, assisting or advising others involved with such schemes or informing a third party of a related investigation, can be a criminal offense.

Insider Trading and Tipping

Do not engage in insider trading or tipping.

Capital One will not tolerate or excuse violations of insider trading laws. In general, these laws prohibit buying or selling stock in any public company, including Capital One, when you have material information that has not been released to the public.

You must also refrain from communicating material nonpublic information to anyone who might use it to buy or sell securities. “Tipping” others may violate laws and can result in penalties to all parties involved, including Capital One. For additional information, see the Securities Law Policy.

Material information not available to the public may be provided only to colleagues who need the information to perform their duties. If you have access to such information, you must not use it to buy or sell related shares or derivative securities until the third business day after the information has been made public. Even if public announcements are made regarding inside information, you may not release information that you know is still confidential.

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¢  Avoiding Conflicts of Interest

The same restrictions apply to trading stock of Capital One customers and other public companies; you cannot use any material confidential information you may obtain about their businesses for your own personal advantage or in a way that could hurt the image or reputation of Capital One. In addition, you may not communicate material, confidential information to others who could then use the information to buy or sell securities.

When in doubt, assume information is material and nonpublic, and do not act upon it. Simply put, you must not take part in any trading that may appear improper.

You must also avoid any speculative activities in Capital One shares, such as writing options on Capital One stock. The hedging of Capital One shares is generally prohibited. Capital One executive officers are subject to additional Security Exchange Commission rules and should review these requirements before engaging in any transactions of Capital One stock and its derivatives.

Personal Investing and Finances

Avoid investing in companies closely tied to Capital One.

You must not make any personal investment in an enterprise if the investment might affect or appear to affect your ability to make unbiased business decisions on behalf of Capital One. This includes investments in a public or private company that is a vendor to or is a competitor of Capital One, or otherwise does business with or is involved in a transaction with Capital One.

You must never invest in a supplier if you have any involvement in the selection or assessment of, or negotiations with, the supplier or if you supervise anyone who has such responsibility. You must never invest in a customer if you are responsible for dealings with that customer or supervise anyone with such responsibility. When deciding whether any other investments create similar conflicts of interest, either perceived or actual, ask yourself:

•	Would the investment affect any decisions I will make for Capital One?

•	How would the investment look to my coworkers—would they think it could affect how I do my job for Capital One?

•	How would it look to someone outside Capital One, such as a customer, supplier, stockholder or the media?

If you made a personal investment that may give rise to these concerns before joining Capital One, or your position at Capital One changes in such a way as to create a conflict of interest or the appearance of such a conflict, you must immediately report this information to your manager or Associate Relations (Ask HR Europe Helpdesk for UK Associates).

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¢   Avoiding Conflicts of Interest

Outside Employment and Directorship

Use caution with other business interests.

You must be careful if you have an ownership or other financial or personal interest in any other business. Your outside interests could compromise, or appear to compromise, your duties for and loyalty to Capital One. You may not make a personal investment or give advice or assistance (with or without compensation) that detracts from your responsibilities or violates your loyalty and service to Capital One. You may not hold a directorship or engage in any outside business or employment without prior authorization. All approvals for directorships must be made in advance by the Code of Conduct’s governing committee. Associates should contact Associate Relations (Ask HR Europe Helpdesk for UK associates) for referral and approval of such requests prior to engaging in any outside business, employment or directorship. All requests will be evaluated to ensure no conflict of interest exists and decisions will be provided to the requesting associate.

You must not engage in any business relationship or transaction on behalf of Capital One in which you or a close relative or friend has a direct or indirect interest, or from which you or they may derive a personal benefit, if such a relationship or transaction might give rise to the appearance of a conflict of interest. In some cases, your business line regulations may be more restrictive than the rules outlined in the Code, or vice versa. If so, you are expected to follow the more restrictive rule.

Acceptance of Gifts and Gratuities

Do not accept preferential treatment or gifts.

The Bank Bribery Act (BBA) strictly prohibits associates, officers, directors, agents and representatives of Capital One from corruptly soliciting or accepting offers from any suppliers, service providers or customers. You should not receive preferential treatment from any suppliers, service providers or customers of Capital One unless available to the general public.

You must not seek entertainment or gifts for yourself or others from anyone with whom Capital One does or is seeking to do business. Nor may you accept entertainment or gifts that could compromise, or appear to compromise, your work on behalf of Capital One.

You may not accept gifts of cash or cash equivalents (including gift cards) from any outside party as a result of your association with Capital One. Other unsolicited and infrequent gifts and business courtesies, including meals and entertainment, may be permissible only if the associate follows the requirements specified in the Bank Bribery Act Standard. In addition to other requirements specified within the Bank Bribery Act Standard, gifts and business gratuities must be authorized in accordance with the provisions of the Bank Bribery Act Standard.

For a full list of requirements for accepting gifts and business courtesies, permissible activities, the required steps for approval, a copy of the BBA Authorization Request Template and more details, see the Bank Bribery Act Standard.

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¢   Avoiding Conflicts of Interest

Comply with restrictions on personal borrowings.

Personal borrowings by directors, officers and their affiliated businesses from Capital One and its subsidiary banks are subject to and must comply with various restrictions.

You may not accept any benefits from Capital One that have not been duly authorized and approved pursuant to applicable Capital One procedures, including any Capital One loans or guarantees of your personal obligations. In addition, you should not make loans with the expectation of reciprocity.

Self Dealing

Do not place personal interests above those of Capital One.

Self dealing occurs when any Capital One associate conducts business in a manner that places their interests above those of Capital One. Associates may not search for or access accounts held by themselves, friends, relatives or co-workers. Associates may not approve extensions of credit or overdrafts, waive finance charges, services charges or fees, or otherwise deal for themselves, friends, relatives or co-workers. Associates are also prohibited from personally extending products or services to any customer whom the associate knows applied for and was denied that product or service by Capital One. All associates are to avoid even the merest appearance of impropriety when dealing with friends, relatives or co-workers. For additional information, see the Bank Bribery Act Standard.

Trading On Your Association with Capital One

Do not use your association with Capital One for personal advantage.

You must not use Capital One’s name, property, facilities, relationships or other assets for personal benefit or for outside work. Use of such for charitable or pro bono purposes can be made only with prior authorization from your manager and only after any other notification and approvals are obtained in accordance with the policies of your business unit and Capital One.

Competing Against Capital One

Do not compete against Capital One.

You may not take an opportunity that is intended for Capital One which arises in the course of your employment or position, or through the use of Capital One information, assets or other property for yourself. You may not compete against Capital One.

During your employment or association with Capital One, except as expressly authorized, you may not directly or indirectly:

•

Solicit for a competitor, or divert or attempt to divert from doing business with Capital One, any customer, supplier or other person or entity with whom Capital One has or had a business relationship or whom, to the best of your knowledge, Capital One has taken action toward establishing a relationship

•	Award orders, contracts and commitments to suppliers (for goods and services) based on a personal benefit or favor to you or anyone with whom you have a personal relationship

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¢  Conducting Our Business

IV Conducting Our Business

Fair Dealing

You represent Capital One.

You represent Capital One and our reputation while at work, while attending work-related off site events such as conferences, meetings, and sporting events, and while wearing Capital One branded attire. As an associate, you are asked and expected to conduct yourself professionally, treat others with respect and refrain from inappropriate behavior.

Deal fairly with everyone.

Capital One is committed to dealing fairly with its associates, customers, suppliers and competitors. You are prohibited from taking unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other unfair-dealing practice.

Do not unduly influence or be unduly influenced by others.

You may not solicit, demand or accept for the benefit of any person anything of value from anyone in return for any business, service or confidential information. This applies whether you intend to be influenced or rewarded either before or after such a transaction is discussed or consummated.

You may not give any gift, favor, entertainment, reward or any other item of monetary value that might influence or appear to influence the judgment or conduct of the recipient in the performance of his or her job.

Do not seek to benefit from a customer relationship.

You may never demand, request or solicit any benefit under a will or trust instrument of a Capital One customer. You may not accept any benefit, or consent to any provision naming you a beneficiary or otherwise providing you with a benefit, under a will or trust instrument of a Capital One customer with a value greater than $1,000, or other currency equivalent.

No associate or member of an associate’s family may accept fiduciary responsibility under a customer’s will, trust or other instrument without prior approval. Associates should contact Associate Relations (Ask HR Europe Helpdesk for UK Associates) for referral of requests to the Code of Conduct’s governing committee. This does not apply to a will, trust or other instrument established by a member of the associate’s family.

Provide products and services objectively.

Capital One associates, their relatives and friends are encouraged to use Capital One services and products for their personal needs. However, such services and products are to be provided on the same terms that they are provided to all other similarly situated individuals.

You should not take any action nor should you, or anyone you have a personal relationship with, receive a benefit that makes it difficult to perform your work responsibilities objectively and effectively. Any personal financial or other transaction with anyone having or contemplating having a business relationship with Capital One should be on normal and customary terms.

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¢   Conducting Our Business

“Tying” arrangements, under which the availability or price of one product is conditioned on the customer’s purchase of another product, are illegal under some circumstances. Such arrangements should not be entered into without first consulting Legal.

Employment of Relatives and Friends

Employment of relatives or friends must not create a conflict of interest.

The general policy of Capital One is to hire, promote and otherwise employ people on the basis of their job qualifications and individual merit. For purposes of this Code, “relative” includes: a spouse, parent, child, sibling, in-law, grandparent, grandchild, aunt, uncle, first cousin, niece, nephew, step-relative, or any individual with whom you have a close personal relationship, such as a domestic partner, co-habitant, or significant other. Friends are defined as anyone with whom you have a close, personal relationship and with whom your relationship could create a real or perceived conflict of interest.

Capital One does not limit the employment of relatives or friends of current associates unless:

•	A supervisor/subordinate relationship is created between two related persons

•

A real or perceived conflict of interest exists because of the employment of individuals in close, personal relationships at certain levels of Capital One or in positions where one of the associates exercises or appears to have influence over the other’s compensation, performance evaluation, job security or other terms and conditions of employment

•

The associates will be working in the same department and their job duties could adversely impact the risk management and control environment of the area resulting from their ability to process or review each other’s work

You may not give special consideration in the employment, promotion or compensation by Capital One of another individual due to a family or personal relationship with you or with any other director, officer or associate of Capital One. After you are hired, it is your responsibility to notify management if you find yourself in a relationship with anyone in your same management team.

Fair Competition and Anti-Trust

Abide by fair competition and antitrust requirements.

In general, you should never discuss competitive issues with competitors. You should always assume that competition and antitrust laws apply, unless you learn otherwise. You must never discuss or exchange information with competitors that would have the affect of:

•	Fixing prices, including setting minimum, maximum or stabilizing prices

•	Fixing terms relating to price, pricing formulas, trade promotions, credit terms, etc.

•	Dividing up markets, customers or territories

•	Limiting production

•	Rigging a competitive bidding process, including arrangement to submit deceptive bids

•	Boycotting a competitor, supplier, customer or distributor

It is imperative that you never do anything to prevent others from entering the market or to eliminate competition. Practices that monopolize, attempt to monopolize, or abuse a dominant position in the market are illegal. Charging different prices to customers who are competitors may also be illegal. Violations of fair competition and antitrust laws may lead to criminal penalties including jail terms and large fines for individuals and Capital One.

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¢  Conducting Our Business

Do not obtain or use information about competitors improperly.

To compete in the marketplace, it is often necessary to gather information about our competitors. However, some forms of information gathering are wrong and may violate the law. While information that is publicly available is generally fair to use, you must never use:

•	A competitor’s confidential or proprietary information, even if someone offers or provides it to you

•	Confidential or proprietary information in any form possessed by new hires about prior employers

•	Information about a competitor’s bid if you are involved in the bidding process, especially if related to government contracts

Do not engage in unfair business practices.

You should never compete by engaging in unfair business practices such as:

•	Disparaging or making false statements about competitors or their services

•	Stealing or misusing competitors’ trade secrets

•	Cutting off competitors’ sources of supply

•	Inducing customers to break contracts with competitors

•	Paying bribes to help our business or to hurt a competitor

Bribes and Improper Payments

Do not make or receive a bribe or improper payment.

No Capital One funds or assets may be paid, loaned or given as a bribe, “kickback” or other illegal payment. You also cannot receive any gifts, loans or other favors that could appear to influence or compromise your personal judgment.

All payments for goods or services must be made according to customary trade terms. Payments must reflect the value of the goods or services, and payments must be fully accounted for in Capital One’s books and records.

Government Interactions

Avoid giving gifts, gratuities or other benefits to government officials.

Various laws exist limiting and generally prohibiting the giving of gifts (e.g., meals, entertainment, lodging and gift items) to public officials. In no instance should you offer or give a benefit to a public official, either directly or through a third party, if this action is intended, or might in any way be construed to be intended, to influence the decisions of the public official in his or her official capacity, to reward the public official for a decision already made or to take advantage of his or her position. Generally speaking, a “benefit” may include, for example, items such as gifts, payments, favors and other types of special treatment or consideration.

You should interpret these prohibitions broadly and conduct your relations with public officials in a manner that does not raise even an appearance of impropriety. Should you have any questions or concerns regarding your dealings with a public official immediately contact your Compliance Officer or the legal group that supports your business segment.

Under the Foreign Corrupt Practices Act, it is a criminal offense to give or offer anything of value to (i) any official of a foreign government or an instrumentality of a foreign government, (ii) any foreign political party or official thereof or any candidate for foreign political office or (iii) to family members of any of the foregoing, in order to (a) influence any act or decision of a foreign official in their official capacity, (b) induce a foreign official to engage or

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¢  Conducting Our Business

fail to engage in any act in violation of the lawful duty of the official, or (c) secure any improper advantage; or induce a foreign official to use his influence with a foreign government to affect or influence any act or decision of such government. Associates should be mindful that less-than-obvious offers of value like favorable loan terms, debt forgiveness or cancellation, etc. to above-described individuals or entities are covered by the Act.

Associates and other individuals engaging in transactions that violate the FCPA, as well as their managers and Capital One itself, face criminal penalties. It is also against the law to make payments indirectly through a third party where the payments would be passed along for illegal purposes. You cannot avoid responsibility by acting through others or by ignoring circumstances that indicate that a violation has occurred or is likely to occur.

Prior to conducting business in a foreign country contact the Legal Department and the Global Finance Risk Office.

Comply with all government contracting requirements.

If you are involved in bidding on or providing service under a government contract, you are expected to know and comply with all applicable rules. Special rules apply when the government is our customer—rules that in some cases are very different than those that apply when dealing with a commercial customer. Violations can result in criminal and civil penalties and may bar Capital One from contracting with the government in the future.

Adhere to our rules regarding government proceedings.

You should immediately contact the Legal Department if you are contacted by law enforcement or other government officials with respect to your duties. As you work with law enforcement and government officials, any information you provide must be completely honest and truthful. If you receive a subpoena related to Capital One or your work, immediately contact the RFPA Subpoena mailbox. If you become aware of pending, imminent or contemplated litigation or a government examination or investigation, you must immediately contact the Legal Department. Pursuant to the Legal Hold Order Policy, you must also save all records and documents that may be relevant to the subpoena, litigation or investigation, including any records that may otherwise be automatically destroyed or erased (such as e-mail and voice mail messages).

Be careful when doing business internationally.

Capital One’s business must be conducted in accordance with the applicable trade restrictions, export controls or anti-boycott laws and regulations imposed by various countries. You must not take any action, furnish any information or make any declaration that could be viewed as participation in an illegal foreign boycott. If you receive boycott-related requests for information, whether oral or written, you should immediately notify the Legal Department.

Do not mix personal and business political activities.

Capital One encourages you to engage in political activity and to support the candidates, parties or initiatives of your choice. However, you must do so on your own time, using your own resources. You may not use your work time or any Capital One facilities or equipment for these activities.

In the U.S., Capital One’s political contributions are strictly regulated, as is the use of Capital One facilities for political activities. Proposed payments by Capital One to government officials, candidates for public office, political parties or ballot initiatives must be authorized in advance by Government Affairs. You may not make non-cash contributions, such as the use of corporate facilities, services or other assets or work on a political campaign as a Capital One representative. You must not use Capital One funds to purchase tickets to political dinners or other functions where the proceeds are used to support a candidate or political party.

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You must be careful not to use corporate funds indirectly to make political contributions and should not seek reimbursement for any personal contributions. Political contributions or other political activities cannot be taken into account in determining your bonus, salary or any other compensation. You may not set up a political action committee on behalf of Capital One without prior authorization from Government Affairs. In some U.S. locations, you may have to register as a lobbyist if you have contact with government officials or with people trying to influence legislation, rulemaking or official decisions.

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Diversity

Respect other people.

Capital One actively creates and promotes an environment that is inclusive of all people and their unique abilities, strengths and differences. We expect you to respect and embrace diversity in each other, our customers, suppliers and all others with whom you interact in the course of your employment.

Equal Employment Opportunity

Treat people equally.

Capital One makes all decisions of employment with consideration to appropriate principles of Equal Employment and Affirmative Action. Capital One is committed to hiring, developing, promoting and providing other terms and conditions of employment without regard to a person’s sex, race, color, age, national origin, religion, disability, marital status, sexual orientation, gender identity, citizenship, pregnancy or veteran status, or any other status protected by applicable law.

Discrimination and Harassment

Do not harass or discriminate against others.

Capital One is committed to providing a work environment free from all forms of discrimination, including harassment, and seeks to foster an environment that supports free-flowing information, creative ideas and flexibility. Discrimination, including harassment, in any form is improper and unlawful, and Capital One will not tolerate it in the workplace.

Since discrimination and harassment can take many forms, each associate must avoid engaging in conduct that may be perceived by others as such. Capital One will investigate all allegations of discrimination and harassment and will take prompt and appropriate corrective action. Reports of discrimination or harassment should be made to your manager or Associate Relations (Ask HR Europe Helpdesk for UK Associates).

Associates engaged in discrimination, harassment or retaliation against individuals for raising claims of discrimination or harassment will be subject to disciplinary action, up to and including termination of employment. For additional information, see the Human Resources Policy.

Drugs, Alcohol and Other Intoxicating Substances

Do not work under the influence.

You may not possess, use, sell, purchase or transfer alcohol, illegal drugs or other intoxicating substances on Capital One premises, in Capital One vehicles or during work hours. This includes selling, purchasing, transferring or being under the improper influence of personal prescription drugs. Alcohol consumption on Capital One premises or during work hours is also prohibited unless consumed by people of legal drinking age at Capital One-sponsored

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functions that are approved in advance by your manager. You must not be under the influence of alcohol, illegal drugs or intoxicating substances during work hours, regardless of when the alcohol, drugs or intoxicating substances were consumed. Notwithstanding the above, it shall not be a violation of this policy to possess, give, or receive (for example, as a gift), an unopened container of alcohol on work premises, in Capital One vehicles or during work hours.

Health and Safety

Support a healthy and safe work environment.

Safety of people in the workplace is a primary concern. It is Capital One’s policy to comply with all applicable health and safety laws and regulations and to ensure that all work is performed in a safe and responsible manner. Each work location has safety rules and procedures that must be followed. You must also be alert to safety risks as you go about your work and report safety issues to Corporate Real Estate.

Criminal Convictions

Immediately report any criminal convictions against you.

To the extent allowed by law, you must immediately notify Capital One of any convictions involving dishonesty, breach of trust or money laundering, any felony convictions, convictions of violence and convictions of sexual misconduct of a violent nature or involving a child. In the U.S., associates must contact Associate Relations and present copies of court documents detailing the conviction along with a statement explaining the circumstances surrounding the conviction. In Europe, associates must inform their manager, or if they wish their details to remain confidential, may contact the Ask HR Europe Helpdesk. Failure to do so could result in disciplinary action up to and including termination. In some cases, your business area may set higher standards than the rules outlined in the Code, or vice versa. If so, you are expected to follow the highest applicable standard. Conviction of any federal, state, or local laws may be grounds for dismissal.

For additional information, see the Human Resources Policy.

Workplace Violence

Immediately report all threats or acts of workplace violence.

Capital One is committed to maintaining a safe, secure work environment and will not tolerate any acts or threats of workplace violence. Workplace violence is any act or threat of violence or aggression directed toward associates, vendors, customers or visitors that results in or creates a risk of physical injury or emotional trauma or places associate safety and productivity at risk. This can include:

•	Bringing a weapon to work

•	Stalking

•	Threatening or performing aggressive acts

•	Sending harassing and/or threatening communications

•	Any other hostile behavior

You must report all threats or acts of workplace violence whether the violence is directed at you or if you witness violence directed at others. Capital One will thoroughly investigate all reports.

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